CONSENT OF PETER MONTANO

The undersigned hereby consents to the references to, and the information derived from, (i) the report titled "Fekola Gold Mine, Mali, NI 43-101 Technical Report" dated effective December 31, 2019, (ii) the mineral reserve estimates for the Otjikoto project, (iii) the mineral reserve estimates for the Fekola project, (iv) scientific and technical information related to operations matters contained in the Annual Information Form, (v) the Otjikoto and Fekola stockpile resource estimates contained in the Annual Information Form, (vi) the report titled "Otjikoto Gold Mine, Namibia, NI 43-101 Technical Report" dated effective December 31, 2018, and to the references, as applicable, to the undersigned's name included in or incorporated by reference in this registration statement on Form S-8 of B2Gold Corp.

/s/ Peter Montano
Peter Montano June 15, 2020